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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month of August, 2001

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]     Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]   No  [X]

AltaRex Corp. (the "Company") is hereby filing its Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2001, which it distributed to its security holders. A copy of its Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2001 is attached hereto as Exhibit 99.1.


                                INDEX TO EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
99.1           Interim Report to Shareholders for the Three and Six Month Periods
               Ended June 30, 2001.


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALTAREX CORP.


                                        By: /s/ Edward M. Fitzgerald
                                            ------------------------------------

                                        Name: Edward M. Fitzgerald

                                        Title: Senior Vice President and Chief
                                               Financial Officer

                                        Date: August 29, 2001


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